

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 28, 2006

Mr. Jai Woo Lee
Chief Executive and Financial Officer
United Traffic System Inc.
808 – 27 Alexander Street
Vancouver, British Columbia V6A 1B2 Canada

> **Re: United Traffic System Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 333-102931**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 3. Key Information

A. Selected Financial Data

1.   We note you disclose that your selected financial data for the period ended
        December 31, 2002 was commented on by your former auditors. Please expand
        your disclosure to discuss what you mean by this statement. Send us your former
        auditors' comments.

2.   We note that you present selected financial data for period ended 2003, which
        appears to include amounts from inception October 23, 2002 to December 31,
        2003. Please revise your presentation to show your fiscal 2002 and 2003 amounts
        in separate columns.

Item 10 – Additional Information

A. Share Capital

3.   We note you disclose that on February 12, 2004, 6 million shares held by Inzi
        Display Co., Ltd. were cancelled. Expand your disclosure to discuss how you
        were legally able to cancel shares held by another party and why they were
        cancelled.

Item 15. Controls and Procedures

4.   The disclosure provisions of Item 15(a) and (d) of Form 20-F require that you
        disclose your conclusion about effectiveness based on your evaluation of
        disclosure controls and procedures as of the end of the period covered by your
        annual report, rather than as of a date within 90 days of the filing date; and to
        discuss whether there were any changes in your internal control over financial
        reporting that occurred during the period covered by your annual report, rather
        than during the period subsequent to your evaluation date.

Item 16C. Principal Accountant Fees and Services

5.   Please disclose your principal accountant fees and services for fiscal year 2005 to
        comply with the requirement of Form 20-F Item 16C.

Financial Statements

General

6. We note you disclose in Item 4.A. – History and Development of the Company that you discontinued your seed potato and traffic control system businesses in third quarter of 2005. It appears that you will need to revise your financial statement presentations to reflect your seed potato and traffic control system businesses as discontinued operations to comply with the requirements of SFAS 144 paragraphs 41 through 44.

Statements of Stockholders' Equity, page 3

7. We note that you disclose in Note 9 – Related Party Transactions on page 11 that in 2005 you issued 17.5 million common shares in settlement of $475,000. However, you show a value of $610,000 for the same transaction on your statements of stockholders' equity.

    We also note that you report a $171,346 value of common stock issued for consulting services in 2005 in your statements of cash flow on page 4. However, the amount appears to be missing from your statements of stockholders' equity.

    Please resolve these discrepancies. Additionally, please revise your statements of stockholders' equity to add a column for total amounts.

Note 2 – Summary of Significant Accounting Policies, page 5

Recent Accounting Pronouncements, page 7

8. Please expand your disclosure to discuss the estimated impact that adoption of SFAS 123(R) will have on your financial statements, to comply with SAB Topic 11:M.

Note 7 – Common Stock, page 9

9. We note that you engaged in several non-cash transactions in which you issued common shares for services, debt settlements or equipment purchases. We further note you disclose that you record nominal values (e.g. $1) for several of these transactions as the fair value of goods and services and of stock issued are not readily determinable. Please revise your financial statements and disclosures to reflect your transactions at estimated fair values, based on the guidance in SFAS 123 paragraphs 8 to 10 and EITF 96-18.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief